UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

PROCEPT BioRobotics Corporation
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

74276L105
(CUSIP Number)

John Bateman
CPMG, Inc.
4215 West Lovers Ln, Suite 100
Dallas, Texas 75209
214-871-6816
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74276L105	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
CPMG, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,328,867

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,328,867

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,328,867

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP NO. 74276L105	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
R. KENT MCGAUGHY, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,392

	8	SHARED VOTING POWER
5,671,013

	9	SOLE DISPOSITIVE POWER
3,392

	10	SHARED DISPOSITIVE POWER
5,671,013

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,674,405

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP NO. 74276L105	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS
ANTAL ROHIT DESAI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
122,460 (1)

	8	SHARED VOTING POWER
5,436,453

	9	SOLE DISPOSITIVE POWER
122,460 (1)

	10	SHARED DISPOSITIVE POWER
5,436,453

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,558,913 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This amount includes 67,577 Shares (as defined herein) that are obtainable upon exercise of options granted to the Reporting Person.

CUSIP NO. 74276L105	Page 5 of 8 Pages
1	NAMES OF REPORTING PERSONS
WHITE TAILED PTARMIGAN, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,029,869

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,029,869

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,029,869

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP NO. 74276L105	Page 6 of 7 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Stock, $0.00001 par value per share (the “Shares”), of PROCEPT BioRobotics Corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 900 Island Drive, Redwood City, California 94065. This Amendment No. 4 amends and supplements the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on September 27, 2021, as amended by Amendment No. 1 filed with the SEC on September 8, 2022, Amendment No. 2 filed with the SEC on September 13, 2022, and Amendment No. 3 filed with the SEC on November 16, 2022 (collectively, “the Schedule 13D”).  Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings given them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

(a, b) As of the date hereof, CPMG may be deemed to be the beneficial owner of 5,328,867 Shares (approximately 11.9% of the total number of Shares outstanding).  This amount includes: (i) 5,029,869 Shares held for the account of WTP; (ii) 258,470 Shares held for the account of Mallard Fund; and (iii) 40,528 Shares held for the account of Kestrel Fund. CPMG is the general partner and investment manager of each of WTP, Mallard Fund and Kestrel Fund.

As of the date hereof, Mr. McGaughy may be deemed to be the beneficial owner of 5,674,405 Shares (approximately 12.7% of the total number of Shares outstanding).  This amount includes: (i) 5,328,867 Shares beneficially owned by CPMG; (ii) 342,146 Shares held by Lagos Trust, of which Mr. McGaughy is trustee and has shared voting and dispositive control with Emily M. McGaughy; and (iii) 3,392 Shares held directly by Mr. McGaughy.

As of the date hereof, Mr. Desai may be deemed to be the beneficial owner of 5,558,913 Shares (approximately 12.4% of the total number of Shares outstanding). This amount includes: (i) 5,328,867 Shares beneficially owned by CPMG; (ii) 54,883 Shares held directly by Mr. Desai; (iii) 107,586 Shares held by The 2:22 DNA Trust; and (iv) 67,577 Shares that are obtainable upon exercise of options granted to Mr. Desai.

As of the date hereof, WTP may be deemed the beneficial owner of 5,029,869 Shares (approximately 11.2% of the total number of Shares outstanding) held for its account.

Each of the Reporting Persons exercise shared voting power and shared dispositive power over the 5,029,869 Shares held for the account of WTP. CPMG, Mr. McGaughy and Mr. Desai exercise shared voting power and shared dispositive power over the 258,470 Shares held for the account of Mallard Fund and the 40,528 Shares held for the account of Kestrel Fund.  Mr. McGaughy and his spouse exercise shared voting power and shared dispositive power over the 342,146 Shares held by Lagos Trust. Mr. McGaughy exercises sole voting power and sole dispositive power over the 3,392 Shares he holds directly.   Mr. Desai and his spouse exercise shared voting power and shared dispositive power over the 107,586 Shares held by The 2:22 DNA Trust.  Mr. Desai exercises sole voting power and sole dispositive power over the 54,883 Shares he holds directly and the 67,577 Shares that are obtainable upon exercise of options granted to Mr. Desai.

The beneficial ownership percentages reported herein were calculated in accordance with Rule 13d-3(d)(1)(i) and are based on (1) 44,720,047 Shares outstanding as of October 31, 2022, as reported in the Issuer's quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 4, 2022, and, for Mr. Desai, (2) the 67,577 Shares Mr. Desai has the right to acquire upon exercise of options.

(c) On December 5, 2022, WTP made an in-kind distribution of 1,963,268 Shares on a pro-rata basis, for no consideration, of which: (i) Mallard Fund received 86,157 Shares; (ii) Kestrel Fund received 13,509 Shares; (iii) Lagos Trust received 114,063 Shares; (iv) The 2:22 DNA Trust received 19,371 Shares; (v) Mr. McGaughy received 3,392 Shares; and (vi) Mr. Desai received 242 Shares. Except for transactions reported herein, there have been no transactions in the Shares by the Reporting Persons since the filing of Amendment No. 3.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

CUSIP NO. 74276L105	Page 7 of 7 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPMG, INC.

By:	/s/ John Bateman
	Name:	John Bateman
	Title:	Chief Operating Officer

R. KENT MCGAUGHY, JR.

/s/ R. Kent McGaughy, Jr.

ANTAL ROHIT DESAI

/s/ Antal Rohit Desai

WHITE TAILED PTARMIGAN, LP

By:	CPMG, Inc., its General Partner

By:	/s/ John Bateman
	Name:	John Bateman
	Title:	Chief Operating Officer

December 7, 2022

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001)